04036638

82-1173

winzen

PROPERTIES INC.
International Inc.

INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
JUNE 30, 2004

(Unaudited)

dlw 9/1

FINANCIAL HIGHLIGHTS

FOR THE THREE MONTHS ENDED JUNE 30 [IN THOUSANDS]

	2004	2003	2002
Results from operations			
Total revenues	**$ 2,119,625**	$ 6,702,428	$ 3,390,570
Operating income	**$ 156,654**	$ 922,373	$ 1,490,062
Net income	**$ 40,274**	$ 499,286	$ 858,298
Assets	**$ 25,641,578**	$ 18,295,151	$18,531,303



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MANAGEMENT REPORTS OPERATING INCOME IN THE FIRST QUARTER OF $156,654.

Q1 ACHIEVEMENTS

- Winzen's operating income for three months decreased to $156,654 from $922,373 in the first quarter of 2003.
- Rental operations income decreased slightly to $596,960 from $597,107 due to the sale of one rental unit offset by increasing rental income.
- The Company closed four units in the *Applewood Orchards* project by the end of the quarter.
- The Company closed the last two homes in the *Manors of Everett* project and one home in *Silver Brooke.*
- The Company started marketing of *Millcreek by the Grand*, the 73-unit townhouse project in Cambridge.
- The Company closed the purchase of a 49-unit townhouse site in Brantford, Ontario in June 2004.

CORPORATE PROFILE

Winzen Properties Inc. is a diversified real estate company focused on the development and construction of new homes in the Greater Toronto Area and the ownership and value enhancement of residential and commercial rental properties. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate and by making opportunistic investments in rental and development properties.

TO OUR SHAREHOLDERS

Dear Fellow Shareholders:

We are pleased to share with you Winzen's financial and operating results for the three months ended June 30, 2004, a quarter in which the Company closed a total of seven homes; four in the *Applewood Orchards* project, two sales in the *Manors of Everett*, and one in the *Silver Brooke* project. Construction was underway on 30 homes at the *Applewood Orchards* project at the end of the quarter. Due to the timing of closings, the first quarter results provide us only with a modest surplus towards achieving continued profitability for the March 31, 2005 year-end.

As we look to the balance of the year and beyond, we remain focused on developing and owning residential properties in the Greater Toronto Area. Given uncertain current market conditions, we will focus on selling and completing current projects -- *Applewood Orchards, Millcreek by the Grand* and the balance of *Silver Brooke*. In addition, the Brantford project will be brought to market in the fall and is expected to be started in the spring of 2005, subsequent to the March 31, 2005 year-end. We anticipate future continued revenue growth in residential construction, as sales and closings are achieved at these four projects. These sales are expected to close in the March 31, 2005 year and in the following years. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in cash flow per share.

Thank you for your continued support.

On behalf of management and the board,

August 16, 2004

Brian Zenkovich
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

Winzen continues to deliver a solid financial performance despite unsettled economic conditions. For the three months ended June 30, 2004, cash flow from operations decreased to $131,654, compared with $607,373 in 2003. The gain from operations for the three months ended June 30, 2004 was $156,654 compared to $922,373 in the prior year.

OPERATIONS

Real Estate Sales

During the quarter, the Company had $1,489,229 in revenue from the sale of properties. Seven homes closed compared to 35 closings in the first quarter of 2003. In 2003, *Sheldon Point* had 29 units close in the quarter, resulting in higher first quarter revenue.

Property Development

There was $14.6 million in property development at the end of the quarter. Over 60% of this amount was attributed to the Burlington property, *Applewood Orchards.* Nineteen *Applewood Orchards* units were scheduled to close in the second quarter. There were a further eight sales in *Silver Brooke Estates* scheduled to close in the next two quarters. The *Millcreek by the Grand* 73-unit townhouse development has been marketed since early in the quarter. Three model homes have been built on the property and construction has been started on the first phase. The 49-unit Brantford townhouse site was acquired with approvals in place. Servicing has now commenced and a model is expected to be started as soon as a building permit is issued.

Rental Properties

The Company held just over $9 million in rental properties at the end of June 30, 2004. *The Westway* property continues to operate with low vacancies and with an excellent collection record. The *Kennedy Road* property continued to be fully rented during the quarter. At *837 Queenston Road* in Stoney Creek, vacancies were six units, compared to two in the first three months of last year, as the market has become more difficult to attract new tenants.

FORWARD-LOOKING STATEMENTS

In various places in the Management's Discussion and Analysis there are forward-looking statements reflecting management's current expectations regarding future economic conditions, results of operations, financial performance and other matters affecting the Company. Forward-looking statements include information regarding possible or assumed future results or transactions as well as statements preceded by, followed by or that include the words "believes", "expects", "anticipates", "estimates", "intends" or similar expressions. Important factors, in addition to those discussed in this document, could cause those results to differ materially from those expressed in any forward-looking statements.

CONSOLIDATED BALANCE SHEET

As at		June 30 2004		March 31 2004
		[unaudited]		[audited]
Assets				
Rental properties	$	**9,081,841**	$	9,170,581
Properties held for development and resale		**14,564,404**		11,129,835
Investment in Ville de Longueuil properties		**414,659**		414,659
Cash and cash equivalents		**688,325**		437,737
Marketable securities		**149,998**		150,350
Receivables and other assets		**742,351**		600,376
	$	**25,641,578**	$	21,903,538
Liabilities				
Property financing	$	**8,835,696**	$	8,417,678
Construction financing		**8,196,670**		5,907,060
Accounts payable and accrued liabilities		**1,512,135**		1,038,359
Income taxes payable		**87,200**		62,200
Purchasers' deposits		**791,655**		300,293
Future income taxes		**468,000**		468,000
	$	**19,891,356**	$	16,193,590
Shareholders' equity				
Share capital	$	**2,227,454**	$	2,227,454
Retained earnings		**3,522,768**		3,482,494
	$	**5,750,222**	$	5,709,948
	$	**25,641,578**	$	21,903,538

CONSOLIDATED STATEMENT OF EARNINGS

[UNAUDITED]
FOR THE THREE MONTHS ENDED JUNE 30

		3 Months 2004		3 Months 2003
Revenue				
Real estate sales	$	1,489,229	$	6,072,857
Rental operations		596,960		597,107
Property management		21,232		22,522
Interest and other		12,204		9,942
Commission		-		-
	$	2,119,625	$	6,702,428
Expenses				
Cost of real estate sales	$	1,238,080	$	5,157,859
Rental operations		427,725		429,954
Administrative and general		265,951		167,952
Selling and operating		29,246		22,870
Other interest		1,969		1,420
	$	1,962,971	$	5,780,055
Operating income	$	156,654	$	922,373
Amortization of rental properties and other capital assets		91,380		96,380
Amortization of financing fee		-		11,706
Income before income taxes		65,274		814,287
Provision for large corporations tax		-		3,000
Provision for current income taxes		25,000		312,000
Provision for income taxes		25,000		315,000
Net income		40,274		499,287
Retained earnings, beginning of period		3,482,494		2,910,635
Retained earnings, end of period	$	3,522,768	$	3,409,922
Net income per share	$	0.00	$	0.05
Common shares outstanding		9,644,100		9,644,100

CONSOLIDATED STATEMENT OF CASH FLOWS

[UNAUDITED]
FOR THE THREE MONTHS ENDED JUNE 30

		3 Months 2004		3 Months 2003
Cash flow from operating activities				
Net income	$	**40,274**	$	499,287
Items not affecting cash:				
Amortization of rental properties		**91,380**		96,380
Amortization of financing fees		**-**		11,706
Funds from operations		**131,654**		607,373
Change in non-cash operating working capital items				
Accounts receivable		**(105,023)**		(248,304)
Other assets		**(26,702)**		38,930
Purchasers' deposits		**491,362**		(227,916)
Deposits on property		**(10,250)**		(2,031)
Recovery of costs from sale of properties held for development and resale		**1,238,079**		5,157,858
Additions to properties held for development and resale		**(4,672,650)**		(1,405,395)
Income tax payable		**25,000**		(445,000)
Accounts payable		**473,777**		(162,450)
		(2,586,407)		2,705,692
		(2,454,753)		3,313,065
Cash flow from investing activities				
Reductions to rental properties		**(2,640)**		(7,977)
Repayment of mortgages receivable		**-**		84
Net proceeds from marketable securities		**352**		3,120
		(2,288)		(4,773)
Cash flow from financing activities				
Proceeds from new property financing		**2,588,746**		-
Repayment of property financing		**418,018**		(92,452)
Repayment of construction financing		**(299,136)**		(3,040,122)
Repayment of loans payable		**-**		(80,180)
		2,707,628		(3,212,754)
Increase in cash during the period		**250,587**		95,538
Cash and cash equivalents, beginning of period		**437,738**		2,331,960
Cash and cash equivalents, end of period	$	**688,325**	$	2,427,498
Funds from operations per share	$	**0.01**	$	0.06

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2004

1 BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] and Canadian Institute of Public Real Estate Companies ["CIPREC"] and are consistent with those used in the audited consolidated financial statements as at and for the year ended March 31, 2004.

2 SHARE CAPITAL

	June 30, 2004		March 31, 2004	
Common Shares outstanding	**Number**	**Amount**	Number	Amount
	9,644,100	**$2,227,454**	9,644,100	$2,227,454

3 EARNINGS PER SHARE CALCULATION

The earnings per share calculation as shown on the income statement is fully diluted as there are no options outstanding.

4 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

5 SUBSEQUENT EVENTS

On July 21, 2004, the Company signed an agreement with the Royal Bank to finance the Millcreek by the Grand project based on certain presale levels to be achieved in three phases of construction.

CORPORATE INFORMATION

SHAREHOLDER INQUIRIES

Winzen welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations and financial results can be directed to Brian Zenkovich, Chief Executive Officer at (416) 253-5900 or via e-mail at winzen@winzen.on.ca.

Shareholder questions relating to address changes, stocks, transfers, registered shareholdings or lost certificates should be directed to the Company's Registrar and Transfer Agent:

Computershare Investor Services Inc.
Corporate Services Division
510 Burrard Street
Vancouver, BC V6C 3B9

Tel: (604) 661-9418
Fax: (604) 683-3694

COMMON STOCK INFORMATION

Symbol:	WZI
Stock Exchange:	The TSX Venture Exchange (TSX)
Fiscal Year End:	March 31

HEAD OFFICE

Winzen Properties Inc.
30 Algie Avenue
Toronto, Ontario
M8Z 5J8

Tel:	(416) 253-5900
Fax:	(416) 253-1102
E-mail:	winzen@winzen.on.ca
Website:	www.winzen.on.ca

winzen